

Exhibit 1

October 8, 2025

Dear fellow Dayforce, Inc. Stockholders:

T. Rowe Price Associates ("we", "our" and "us") is a committed investor in, and strong advocate of, Dayforce, Inc. ("Dayforce" or the "Company"). We were investors in Dayforce's IPO in 2018, have supported the Company throughout its journey in the public markets, and have grown our equity stake over the last six months. Today, we own approximately 25 million shares of Dayforce's common stock, making us one of the Company's largest shareholders.

We view Dayforce as one of the software industry's standout success stories: a SaaS innovator approaching $2 billion of revenue just 13 years after the Ceridian-Dayforce combination, built under the entrepreneurial leadership of its founder and CEO. Dayforce possesses a rare combination of attributes: market leadership in a large and growing industry, durable competitive advantages, a proven track record of product innovation, clear ROI for customers, industry-leading retention, and strategically important technology.

Dayforce's success is in large part the result of its visionary product leadership — from building a differentiated core platform in the 2010s to rapidly innovating into adjacent products and scaling to meet the needs of larger, global customers since then. The Company has reached a critical inflection in its lifecycle as Dayforce has clearly distanced itself from peers in its core market, successfully expanded into the large enterprise / international markets, and begun increasing revenue per client by selling more products to its approximately 7,000 customers. This inflection has created powerful momentum in the business with bookings growing 40% year over year over the past three quarters, according to the Company's public disclosures.

Building Dayforce's differentiated asset and growth runway required years of significant investment. The Company is now positioned to harvest those investments, with profitability beginning to rapidly improve over the past year under management's leadership. Altogether, we believe the business is on track to deliver on management's stated target of $1 billion of annual free cash flow over the next several years, as reiterated in the merger proxy statement filed by the Company with the SEC on September 29, 2025.

Despite Dayforce's successful execution and exciting future, we believe the stock has been pressured by misplaced short-term pessimism on the sector as a whole and investor focus on metrics that are not reflective of the underlying strength in the business. In our view, these forces are temporary and do not justify selling the Company at an underwhelming valuation at this time. We would be happy to continue being investors in and supporting Dayforce as a public company. With its advantaged technology, strong leadership, and large market opportunity, we believe the Company's most promising days lie ahead. As such, we intend to vote against the proposal to approve the proposed acquisition being presented at Dayforce's upcoming special meeting of stockholders to be held on November 12, 2025.

For Media Inquires Contact: Bill Benintende, bill.benintende@troweprice.com

T. Rowe Price Associates
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